Exhibit 2

Unofficial translation of the April 23rd Shareholders’ Meeting Agenda.

AGENDA

I.	Proposal, discussion and approval, if applicable, of the inapplicability by GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V. of its bylaws that are contrary to the Mexican Securities Law (Ley del Mercado de Valores). Resolutions on the matter.

II.	Proposal, discussion and approval, if applicable, of the steps required in order for GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V. to request accountability reports from members of the Board of Directors, the Chief Executive Officer and other officers of GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

III.	Resolutions to demand the determination of liability potentially incurred by the members of the Board of Directors, the Chief Executive Officer and other officers of the Company, as a result of their potential engagement in wrongful acts to the detriment of GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V. Appointment of delegates of the Company to undertake the corresponding legal actions.

IV.	Appointment of delegates to formalize the resolutions adopted by the Shareholders’ Meeting.

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